[Global Water Letterhead]

January 19, 2016

VIA EDGAR CORRESPONDENCE FILING

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

Global Water Resources, Inc. (the “Company”) is this day filing with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the offer and sale of up to 1,150,000 shares of the Company’s Common Stock, $0.01 par value per share.

As permitted by the SEC’s interim final amendments to its rules and forms to implement Sections 71003 and 84001 of the Fixing America’s Surface Transportation (“FAST”) Act, the Company is omitting financial information for the historical 2013 annual period. While the 2013 financial information is otherwise required by Regulation S-X, the Company reasonably believes this omitted information will not be required to be included in the Form S-1 filing at the time of the contemplated offering. The Company undertakes to amend the Form S-1 registration statement prior to distributing a preliminary prospectus to include all financial information required by Regulation S-X at the time of the amendment.

The Company further advises the Securities and Exchange Commission that the Form S-1 registration statement being filed on this day includes the executive compensation disclosures for the Company’s 2013 and 2014 fiscal years (two completed fiscal years) as contemplated by Regulation S-K, Item 402(m) et. seq. The Company acknowledges that its most recently completed fiscal year is 2015. However, because the 2015 fiscal year ended less than three weeks ago it was not practicable to compile 2015 information at the time of this Form S-1 filing. The Company is working diligently to compile 2015 information and prepare the related disclosures and intends to include such data and the related disclosures in the first amendment to the Form S-1 following receipt of the Staff’s review comments.

Very truly yours,

GLOBAL WATER RESOURCES, INC.

/s/ Ron L. Fleming
Ron L. Fleming President and Chief Executive Officer